Exhibit 99.1

Press Release

VERAXA Biotech and Secarna Pharmaceuticals Achieve Research Milestone in

Antibody Oligonucleotide Conjugate (AOC) Alliance

Successful in vitro proof-of-concept study demonstrates the potential to create novel antibody-oligonucleotide conjugates (AOCs) by combining both parties’ technologies and expertise

ZURICH, SWITZERLAND, and MARTINSRIED/MUNICH, GERMANY – August 24, 2026 – VERAXA Biotech AG (NASDAQ: VRXA; “VERAXA”), an emerging leader in the design and development of next-generation cancer therapeutics, and Secarna Pharmaceuticals GmbH & Co. KG (“Secarna”), a company redefining the discovery and development of best-in-class oligonucleotide therapeutics, today announced initial positive results from their strategic research collaboration to develop next-generation antibody oligonucleotide conjugates (AOCs) for the treatment of autoimmune and chronic immune diseases.

In early in vitro studies, an AOC candidate sourced by combining both parties’ technologies and expertise demonstrated greater potency compared to the equivalent unconjugated, naked oligonucleotide, underlining the future therapeutic potential of the approach. Encouraged by these results, both parties are now discussing the next steps in this alliance. AOCs are increasingly seen as a potentially transformative approach in precision medicine, enabling targeted delivery of therapeutic oligonucleotides to disease-specific cells. Recent clinical advancements have demonstrated their potential in treating a broad range of diseases by overcoming traditional challenges like poor bioavailability and off-target effects.

“Achieving this milestone in our collaboration with Secarna in less than a year demonstrates that our conjugation technology powered by our proprietary click chemistry can be applied efficiently within partnerships beyond our company’s primary focus areas in solid tumors,” commented Christoph Erkel, Ph.D., Chief Scientific Officer of VERAXA. “We look forward to continuing our collaboration with Secarna, a leading innovator in oligonucleotide-based therapeutics and unlocking the breadth of opportunities in this emerging drug class.”

“While our oligonucleotide pipeline advances and other delivery strategies for our oligonucleotide medicines continue to be very relevant, antibody-guided oligonucleotides offer distinct advantages due to the selective targeting mechanism provided by the antibody carrier,” said Konstantin Petropoulos, Ph.D., Chief Executive Officer of Secarna Pharmaceuticals.

VERAXA Biotech AG / Talacker 35 / CH-8001 Zürich

VERAXA Biotech GmbH / Im Neuenheimer Feld 584 / 69120 Heidelberg

About VERAXA Biotech AG (NASDAQ: VRXA)

At VERAXA, we are building a premier engine for the discovery and development of next-generation antibody-based therapeutics, including conditionally active T cell engagers, bispecific ADCs and other innovative formats. Powered by a suite of transformative technologies and guided by rigorous quality-by-design principles, we are rapidly advancing our pipeline of TCEs, ADCs, and proprietary BiTAC formats into clinical development and beyond. VERAXA was founded on scientific breakthroughs made at the European Molecular Biology Laboratory (EMBL), a world-renowned institution known for pioneering life science research and cutting-edge technology.

For regular updates about VERAXA Biotech, visit www.veraxa.com or follow us on LinkedIn, X (formerly known as Twitter) and Bluesky.

BiTAC® is a registered trademark of VERAXA Biotech GmbH.

About Secarna Pharmaceuticals

Secarna Pharmaceuticals is a biopharmaceutical company redefining the discovery and development of best-in-class oligonucleotide therapeutics, offering hope to patients facing conditions that are beyond the reach of current approaches and modalities. With the Company’s proprietary AI-empowered OligoCreator® platform, which includes multiple delivery technologies, Secarna identifies and characterizes oligonucleotide therapeutics with unparalleled speed and excellent safety and efficacy. By delivering these novel therapeutics to the cells, organs, or tissues where they are needed, targeted oligonucleotide therapies have the potential to revolutionize treatments for a wide range of difficult-to-treat disorders. Secarna’s unique OligoCreator® platform is leveraged to transform untreatable conditions into treatable ones, profoundly changing the future of medicine. www.secarna.com

Forward-looking Statements

This press release may contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements that address activities, events, or developments that VERAXA Biotech AG (the “Company”) intends, expects, plans, projects, believes, or anticipates will or may occur in the future are forward-looking statements, including the Company’s ability to identify, secure, and maintain key personnel and the ability of its technological platform to produce transformative therapeutics. Such forward-looking statements are based on current expectations and involve inherent risks and uncertainties, including factors that could delay, divert or change any of them, and could cause actual outcomes and results to differ materially from current expectations. Such forward-looking statements are based on current expectations and involve inherent risks and uncertainties, including factors that could delay, divert or change any of them, and could cause actual outcomes and results to differ materially from current expectations. No forward-looking statement can be guaranteed. Forward-looking statements contained on this press release should be evaluated together with the many uncertainties that affect the Company’s business, particularly those identified or referenced in the risk factors section of the Company’s most recent Annual Report on Form 20-F and any subsequent reports on Form 6-K. These documents are available from the Securities and Exchange Commission, the Company website or from Company Investor Relations.

VERAXA Biotech AG / Talacker 35 / CH-8001 Zürich

VERAXA Biotech GmbH / Im Neuenheimer Feld 584 / 69120 Heidelberg

In addition, any information contained in this press release was current as of the date presented and should not be relied upon as representing our estimates as of any subsequent date. While we may elect to update forward-looking statements at some point in the future, we specifically disclaim any obligation to do so, even if our estimates change, whether as a result of new information, future events or otherwise. Consequently, the company will not update the information contained in this press release and investors should not rely upon the information as current or accurate after the presentation date.

Contact

VERAXA Biotech AG – Corporate	Secarna Pharmaceuticals

Christoph Antz, Ph.D. Chief Executive Officer, Co-Founder investors@veraxa.com	Konstantin Petropoulos, Ph.D., MBA Chief Executive Officer info@secarna.com

For Media and Investors – U.S. Brandon Weiner ICR Healthcare VERAXA@icrhealthcare.com	For media inquiries MC Services AG Anne Hennecke/Vera Lang secarna@mc-services.eu

For Media and Investors – EU Mario Brkulj investors@veraxa.com

VERAXA Biotech AG / Talacker 35 / CH-8001 Zürich

VERAXA Biotech GmbH / Im Neuenheimer Feld 584 / 69120 Heidelberg

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